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UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

ANNUAL REPORTS FORM X-17A-5 PART III

SEC FILE NUMBER
8-68358

FACING PAGE

Information Required Pursuant to Rules 17a-5, 17a-12, and 18a-7 under the Securities Exchange Act of 1934

FILING FOR THE PERIOD BEGINNING 01/01/22 (MM/DD/YY) AND ENDING 12/31/22 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF FIRM: **MCS Capital Markets LLC**

TYPE OF REGISTRANT (check all applicable boxes):
☑ Broker-dealer ☐ Security-based swap dealer ☐ Major security-based swap participant
☐ Check here if respondent is also an OTC derivatives dealer

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use a P.O. box no.)

30 Hudson Yards
(No. and Street)

New York	**NY**	**10001**
(City)	(State)	(Zip Code)

PERSON TO CONTACT WITH REGARD TO THIS FILING

John Knox	**212-659-2022**	**John.Knox@kkr.com**
(Name)	(Area Code – Telephone Number)	(Email Address)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose reports are contained in this filing*

Deloitte & Touche LLP
(Name – if individual, state last, first, and middle name)

30 Rockefeller Plaza	**New York**	**NY**	**10112**
(Address)	(City)	(State)	(Zip Code)

10/20/2003	
(Date of Registration with PCAOB)(if applicable)	(PCAOB Registration Number, if applicable)

FOR OFFICIAL USE ONLY

* Claims for exemption from the requirement that the annual reports be covered by the reports of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis of the exemption. See 17 CFR 240.17a-5(e)(1)(ii), if applicable.

MCS Capital Markets LLC
(A wholly owned subsidiary of Merchant Capital Solutions LLC)
(SEC I.D. No. 8-68358)

STATEMENT OF FINANCIAL CONDITION
AS OF DECEMBER 31, 2022
AND
REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

* * * * *

Filed pursuant to Rule 17a-5(e)(3)
under the Securities Exchange Act of 1934 as a Public Document.

Deloitte.

Deloitte & Touche LLP
30 Rockefeller Plaza
New York, NY 10112-0015
USA

Tel: +1 212 492 4000
Fax: +1 212 489 1687
www.deloitte.com

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

To the Board of Directors and Shareholder of MCS Capital Markets LLC

Opinion on the Financial Statements

We have audited the accompanying statement of financial condition of MCS Capital Markets LLC (the "Company") as of December 31, 2022, and the related notes (collectively referred to as the "financial statement"). In our opinion, the financial statement presents fairly, in all material respects, the financial position of the Company as of December 31, 2022, in conformity with accounting principles generally accepted in the United States of America.

Basis for Opinion

The financial statement is the responsibility of the Company's management. Our responsibility is to express an opinion on this financial statement based on our audit. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) (PCAOB) and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audit in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statement is free of material misstatement, whether due to error or fraud.

Our audit included performing procedures to assess the risks of material misstatement of the financial statement, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statement. Our audit also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statement. We believe that our audit of the financial statement provides a reasonable basis for our opinion.

Deloitte & Touche LLP

February 24, 2023

We have served as the Company's auditor since 2013.

AFFIRMATION

I, John Knox, affirm that, to the best of my knowledge and belief, the financial report pertaining to the firm MCS Capital Markets LLC, for the year ended December 31, 2022 is true and correct. I further affirm that neither the Company nor any partner, officer, director or equivalent person, as the case may be, has any proprietary interest in any account classified solely as that of a customer.

John Knox — February 24, 2023

Signature — Date

Financial and Operations Principal

Title

Mary Frances Fox

Notary Public

MARY FRANCES FOX
Notary Public, State of New York
No. 01FO4982264
Qualified in Queens County
Commission Expires May 28, 2024

MCS CAPITAL MARKETS LLC

STATEMENT OF FINANCIAL CONDITION
DECEMBER 31, 2022

ASSETS		
Cash and cash equivalents	$	12,344,332
Prepaid expenses and other assets		67,594
TOTAL ASSETS		12,411,926
LIABILITIES AND MEMBER'S EQUITY		
Accounts payable and accrued expenses		54,000
Total liabilities		54,000
Commitments and contingencies (See Note 3)		
Member's equity		12,357,926
TOTAL LIABILITIES AND MEMBER'S EQUITY	$	12,411,926

The accompanying notes are an integral part of the Statement of Financial Condition.

1. Organization and Business

MCS Capital Markets LLC (the "Company"), a wholly owned subsidiary of Merchant Capital Solutions LLC (the "Parent or MerchCap"), is a limited liability company that was formed under the laws of Delaware. Effective in November 2016, KKR Capital Markets Holdings L.P. ("KCMH") became the sole owner of MerchCap. The Company is an indirect subsidiary of Kohlberg Kravis Roberts & Co. L.P. ("KKR"). KCMH and its affiliates provide administrative services to MerchCap and the Company pursuant to certain service agreements.

The Company is a registered broker-dealer with the Securities and Exchange Commission (the "SEC") and a member of the Financial Industry Regulatory Authority ("FINRA"). The Company chose to suspend primary operations in 2017, and accordingly has not recorded any revenue generating activities. Previously, the Company's primary operations were to provide capital markets, advisory and underwriting services to mid-market and sponsor-backed third parties seeking to raise capital through the public or private capital markets. The Parent and its affiliates plan to continue to support the operations of the Company to the extent needed.

2. Summary of Significant Accounting Policies

Basis of presentation

This Statement of Financial Condition was prepared in conformity with accounting principles generally accepted in the United States of America, which require management to make estimates and assumptions that affect the reported amounts of assets and liabilities and disclosure of contingent assets and liabilities. Actual results could differ materially from these estimates.

Cash and cash equivalents

Generally, the Company considers liquid short-term investments, including money market funds, with original maturities of three months or less when purchased, to be cash equivalents. Cash and cash equivalents are held by a single financial institution and are subject to the credit risk of that financial institution. The Company has not experienced any losses and does not believe there to be any significant credit risk with respect to these balances.

The Company's cash equivalents are measured at fair value on a recurring basis based on the quoted Net Asset Value ("NAV") of the respective open-end registered money market funds. Such cash equivalents, totaling $12,230,151, are classified as Level 1 in the fair value hierarchy because they trade in an active market at reported NAV.

Valuation adjustments and block discounts are not applied to Level 1 instruments. Since valuations are based on quoted prices that are readily and regularly available in an active market, valuation of these instruments does not entail a significant degree of judgment.

Financial instruments not measured at fair value
Certain of the Company's assets and liabilities are not measured at fair value on a recurring basis but nevertheless are recorded at amounts that approximate fair value due to their liquid or short-term nature. Such financial assets and financial liabilities include Prepaid expenses and other assets, and Accounts payable and accrued expenses.

Income tax
The Company is a limited liability company organized under the laws of Delaware. Because the Parent is the Company's sole member, the Company is treated as a disregarded entity for federal, state and local income tax purposes. KCMH is the sole shareholder of the Parent, and is treated as a partnership for federal, state and local income tax purposes and is therefore subject to New York City ("NYC") unincorporated business tax ("UBT") at a statutory rate of 4%. As the sole member of the Company, the Parent is entitled to reimbursement from the Company for any UBT liability arising from its allocable share of NYC source income.

The Company records deferred tax assets or liabilities based on the temporary differences between the carrying amounts of assets and liabilities for financial reporting purposes and their bases for income tax purposes. As of December 31, 2022, these differences were immaterial.

At December 31, 2022, management has determined that the Company had no uncertain tax positions that would require financial statement recognition. This determination is subject to ongoing reevaluation as facts and circumstances may require.

In the normal course of business, KCMH is subject to examination by federal, state and local income tax regulators. As of December 31, 2022 the Parent's federal income tax returns and state and local tax returns are open under the relevant statute of limitations, and therefore subject to examination for the tax years 2019 through 2021.

Related party
Based on its liquidity at any given time, the Company's ability to meet regulatory capital requirements for potential underwritings may be dependent on its access to funding from the Parent.

Effective January 15, 2013 the Company entered into a services agreement with KCMH (the "Services Agreement") whereby KCMH and its affiliates provide services, office facilities, office equipment, and personnel reasonably necessary to operate the business of the Company. To the extent that such allocable costs are Reimbursable Costs, the Company will reimburse KCMH and its affiliates or the Parent. See Note 4, "Related party and affiliate transactions" for further discussion on related party transactions.

3. Commitments and Contingences

Litigation

From time to time, the Company is involved in legal proceedings, lawsuits and claims incidental to the conduct of the Company's business. The Company's business is also subject to extensive regulation, which may result in regulatory proceedings against it. The Company believes that these matters will not have a material impact upon the Statement of Financial Condition.

4. Related party and affiliate transactions

Noncash equity compensation

KKR and its affiliates allocate certain noncash equity compensation to the Company which is recorded by the Company as noncash capital contributions. See Note 5, "Equity-Based Compensation" for further discussion on noncash compensation.

5. Equity-Based Compensation

Certain employees of the Parent, who are providing services to the Company, are participants in equity-based compensation plans sponsored by KKR affiliates. For each plan described below, the allocated value of the equity-based compensation from KKR or affiliates to the Company is not reimbursable; accordingly, all such amounts are deemed to be noncash capital contributions. The following is a description of the plans in which the Parent's employees providing services to the Company participate.

Service-Vesting Awards

On March 29, 2019, the 2019 Equity Incentive Plan became effective. Following the effectiveness of the 2019 Equity Incentive Plan, KKR will not make any further grants under the 2010 Equity Incentive Plan, and the 2019 Equity Incentive Plan became KKR's only plan for providing new equity-based awards. Outstanding awards under the 2010 Equity Incentive Plan will remain outstanding, unchanged and subject to the terms of the 2010 Equity Incentive Plan and their respective equity award agreements, until the vesting, expiration or lapse of such awards in accordance with their terms.

Under the Equity Incentive Plans, KKR granted equity awards that are subject to service-based vesting to employees of the Parent, who provide services to the Company, that relate to common stock, which generally vest over a three to five year period from the date of grant (referred to hereafter as "Service-Vesting Awards"). In certain cases, these Service-Vesting Awards are subject to transfer restrictions and/or minimum retained ownership requirements. Holders of the Service-Vesting Awards will not participate in distributions until such awards have met their vesting requirements.

As of December 31, 2022, there was approximately $246,460 of estimated unrecognized compensation expense related to unvested awards granted to employees of the Parent who provide services to the Company.

6. **Segment Reporting**

KKR operates through two reportable segments due to the acquisition of Global Atlantic, which represents a separate reportable segment. The Asset Management segment, which includes capital markets activities of the Company, represents KKR's business separate from its insurance operations and what previously was identified as one operating and reportable segment. The Asset Management segment continues to reflect how the chief operating decision makers allocate resources and assess performance in the asset management business, which includes operating collaboratively across asset management business lines, with predominantly a single expense pool.

7. Regulatory Requirements

The Company is subject to the Alternative Standard which requires the maintenance of minimum net capital of the greater of $250,000 or 2% of aggregate debit items as defined. At December 31, 2022 the Company had net capital of $12,085,836 which exceeded the required net capital of $250,000 by $11,835,836.

The Company is subject to SEC Uniform Net Capital Rule 15c3-1 under the Securities Exchange Act of 1934. The Company has no possession or control obligations under SEA Rule 15c3-3 (b) or reserve deposit obligations under SEA Rule 15c3-3 (e) because the Company's business activities contemplated by Footnote 74 of the SEC Release No. 34-70073 adopting amendments to 17 C.F.R. § 240.17a-5 are limited to: (1) receiving transaction-based compensation for identifying potential merger and acquisition opportunities for clients, referring securities transactions to other broker-dealers and (2) participating in distributions of securities (other than firm commitment underwritings) in accordance with the requirements of paragraphs (a) or (b)(2) of Rule 15c2-4; and the Company (1) did not directly or indirectly receive, hold, or otherwise owe funds or securities for or to customers; (2) did not carry accounts of or for customers and (3) did not carry PAB accounts (as defined in Rule 15c3-3) throughout the most recent fiscal year without exception.

8. Risks and Uncertainties

Certain events particular to the Company's industry as well as general economic, political, regulatory and public health conditions, may have a material adverse impact on the Company's investments and profitability. Such events are beyond the Company's control, and the likelihood that they may occur and the effect on the Company's use of estimates cannot be predicted. Actual results could differ from those estimates, and such differences could be material to the Statement of Financial Condition.

9. Subsequent Events

The Company evaluated subsequent events through the date the Statement of Financial Condition was issued. There were no additional subsequent events identified by the Company that should be disclosed in the Statement of Financial Condition.

* * *